Exhibit 99.1

The Bezeq Era Investors Presentation May 2016

 Forward - Looking Statement This presentation contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . Forward - looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance . These statements are only predictions based on our current expectations and projections about future events . There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements . Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC) . For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20 - F and Current Reports on Form 6 - K . We undertake no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law .

IGLD’s Profile  ▪ Internet Gold (TASE and Nasdaq : IGLD) is a telecommunications - oriented holding company . Internet Gold’s holds 64 . 8 % interest in B Communications Ltd . (“BCOM”) (TASE and Nasdaq : BCOM), which in turn holds the controlling interest (approximately 26 . 3% ) in Bezeq − The Israel Telecommunication Corp . , Israel’s largest telecommunications provider (TASE : BEZQ ) . ▪ Internet Gold is a subsidiary of Eurocom Communications Ltd . ▪ IGLD’s debt includes  series of debentures that are traded on TASE . During Q 1  2016 the rating of the both series was notched - up to A 3 local rating . ▪ Trades at a discount to Net Asset Value . ▪ On May 26 , 2016 , B Communications' board of directors declared a cash dividend in the amount of NIS   million, Internet Gold expect to receive NIS 230 million from this dividend on June 29 , 2016 . ) per share

3 Bezeq , B - Com and IGLD are ultimately controlled by the Eurocom Group, the most experienced operator in the Israeli telecommunications field  Eurocom was founded in 1979  One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence  Owned by Shaul Elovitch, Chairman of the Board of Directors ( 80 % ownership) and Yossef Elovitch, Director ( 20 % ownership)  Solid financial base and strategic partnerships support growth  Investments in telecommunications, satellite services, media, consumer electronics, real estate and additional fields Space Communications Ltd. Satcom Sys Ltd. Satellite Services Telecom Consumer Electronic Products Eurocom Cellular Communications (Nokia) Eurocom Digital Communications (Panasonic) D.M. Engineering Ltd.  Eurocom Real Estate Ltd. EITAG Ltd. Real Estate Enlight energy Ltd. Eurocom Capital Finance Ltd. Investments & Finance   Traded on TASE   Traded on NASDAQ Internet Gold (IGLD) B Communications (B - Com) Bezeq 66%      65% 26 % control stake

4 Relative strength Company within the group Internet access 5 Internet Services Internet VAS residential 5 Internet business 5 e-Advertising 5 e-Commerce 5 Date Services 5 ILD 5 Fixed telephony 5 Mobile 5 Multi channel TV 5 Telecom & consumer electronics. 5 Satellite services 5 Eurocom: Israel’s Largest Communications Footprint

Proven capabilities in: • Strategy creation & strategic planning • Marketing & brand development • Operational & financial management • Management of mergers & acquisitions • Creation of partnerships • Capital raising: 13 major transactions • 2 IPOs – IGLD and BCOM • 10 bond issues • $ 800 million Rule 144 A offering Doron Turgeman CEO since 2011 & CFO from 2001 till 2011 20 years experience in management 18 years in communications Shaul Elovitch Founder & Chairman O ver 40 years experience building leading communications businesses and other major investments businesses Experienced, Disciplined Leadership    Chairman of the board of directors of Bezeq and it’s subsidiaries

INTERNET GOLD

Key Milestones for IGLD

From small entrepreneurial business to large holding company

1999 to 2006

- Founded in 1999 under the name Goldtrade, operating in the field of e-commerce, as a subsidiary of IGLD, and as the operator of the e-commerce web site P1000
- In 2004, IGLD increases its holdings in the Company to 100%
- Restructure of IGLD into a holding company owning Smile Communications and Smile Media
- As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e-commerce activities to Smile Media and receives IGLD's communications activities
- Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
- Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)

2007 to 2009

- Continuous organic growth
- Crystallization of the strategy to become a leader in the Israeli telecom market
- Preparation for the next major M&A transaction while examining several opportunities

2010 to 2015

- Sale of legacy 012 Smile Communications assets
- Acquisition of the controlling interest in Bezeq – Israel's telecom market leader
- From April 2010 through March 2016, BCOM decreased its net debt from more than NIS 5 billion to NIS 1.7 billion
- On February 2, 2016, BCOM announced the sale of 4.18% of Bezeq's shares for NIS 982 million
- On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq
- Focus on continuous deleveraging and creation of shareholder value

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Group Structure  Eurocom Group Internet Gold Golden Lines BCOM ~ 63.8% ~ 64.8% ~ 26.3% ~ 73.7 % Walla! 100% 100% 100% 100% 100 % Mobile telephony and data Fixed - line, broadband infrastructure, data com Call centre services ILD, ISP, enterprise solutions Pay - TV (DTH) Internet portal Free float ~ 34.2 % Free float Free float ~ 35.2% 100 % Private • M . cap (Mil . NIS) – 1 , 00  • NAV (2) ( Bil . NIS) - 1 . 7 • Net debt (Mil . NIS) – 764 • Net debt / EBITDA – 4 . 59 • Listed - TASE, NASDAQ • M . cap (Bil . NIS) – 3 .  • NAV (3) (Bil . NIS) - 3 . 8 • Net debt (Bil . NIS) – 1 . 7 • Net debt / EBITDA – 3 . 55 • Listed - TASE, NASDAQ • M . cap (Bil . NIS) – 20 . 9 • TTM EV/EBITDA (4) - 6 . 9 • Net debt / EBITDA (4) – 2 . 05 • Listed - TASE Source : Company’s information, Bezeq’s investors’ presentation . (1) Net debt figures are as of March 31 , 2016 . Holding percentage figures are as of May 2  , 2016 . (2) IGLD’s NAV is defined as value of IGLD’s shares according to BCOM’s NAV, based on Bezeq stock price as of May 2  , 2016 , less IGLD’s net debt as of March 31 , 2016 . (3) BCOM’s NAV is defined as value of BCOM’s shares according to Bezeq market cap, based on Bezeq stock price as of May 2  , 2016 , less BCOM’s net debt as of March 31 , 2016 . (4) Bezeq’s EV/EBITDA and Net Debt/EBITDA ratios are effected b y the full consolidation of Yes financials as of March 26 , 2015 .

Reduction in LTV According to BCOM’s NAV ( NIS Millions )  48% 31% 0% 10% 20% 30% 40% 50% 60% (1,000) (500) 0 500 1,000 1,500 2,000 2,500 3,000 3,500 Mar 14 Jun 14 Sep 14 Dec 14 Mar 15 Jun 15 Sep 15 Dec 15 Mar 15 May 15 IGLD's share in BCOM's NAV IGLD's Net Debt LTV

Reduction in LTV According to Market Value (NIS Millions )  65% 38% 0% 10% 20% 30% 40% 50% 60% 70% 80% (1,000) (500) 0 500 1,000 1,500 2,000 2,500 Mar 14 Jun 14 Sep 14 Dec 14 Mar 15 Jun 15 Sep 15 Dec 15 Mar 15 May 15 Market value of IGLD's holding in BCOM IGLD's Net Debt LTV

 Bezeq , Our Base Asset

INTERNET GOLD

Bezeq: Israel's Most Comprehensive Communications Infrastructure and Service Provider


Listed on TASE
bezeq
Bezeq Group
2015 Rev. NIS 9.99bn
2015 EBITDA NIS 4.25bn
100%
Fixed-Line
Fixed-line, broadband infrastructure, data com
2015 Rev. NIS 4.41bn
2015 EBITDA NIS 2.87bn
Bezeq International
Bezeq Int'l
ILD, ISP, enterprise solutions
2015 Rev. NIS 1.58bn
2015 EBITDA NIS 372mm
pelephone
Pelephone
Mobile telephony and data
2015 Rev. NIS 2.89bn
2015 EBITDA NIS 576mm
yes
Pay-TV (DTH)
2015 Rev. NIS 1.77bn
2015 EBITDA NIS 572mm
bezeq on line
Bezeq on line
Call centre services
walla
Walla!
Internet portal
e - Commerce
e - Advertising

On June 23, 2015, and Further to Bezeq's shareholders approval, approval was granted by the Ministry of Communications for the transfer of the means of control in Yes such that Bezeq would control Yes and hold all of Yes's issued and paid-up capital, unconditionally. This concludes the satisfaction of all the preconditions that were determined in the purchase transaction between Bezeq Eurocom D.B.S. Ltd., which was approved by the General Meeting on March 23, 2015. The closing took place on June 24, 2015. At the closing: (a) a total cash amount of NIS 680 million (six hundred and eighty million), was paid to Eurocom DBS; (b) Bezeq acquired the entire holdings of Eurocom DBS in Yes (including a right to exercise 43 Yes shares that it holds) and acquired all the shareholder loans provided by Eurocom DBS to Yes (c) Eurocom DBS director in YES, resigned. As a result of the closing Bezeq holds 100% of "YES"

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Revenues Net income attributable to shareholders EBITDA Free cash flow 9 , 563 9 , 055 9 , 985 2013 2014 2015 4 , 477 4 , 507 4 , 254 43.6% 49.8% 42.6% 2013 2014 2015 Source : Bezeq’s press release * Free cash flow is defined as free cash flows from operating activities less net payments for investments 3 , 236 2 , 751 2 , 751 2013 2014 2015 1 , 771 2 , 111 1 , 722 2013 2014 2015 Bezeq Financials (NIS Millions)

Bezeq’s Dividend Policy distribution of 100 % of its net income on a semi - annual basis Dividend Yield from 2006 to 201  Source: Bezeq Dividend Yield is based on average market cap during the period • Based on its ownership interest, BCOM will receive ~  % of Bezeq’s annual dividends • Since 2006 , Bezeq has paid over NIS 25.2 billion (US$ 6.7 billion) in dividends • Bezeq’s Board of Directors recommended the distribution of 100 % of net profits for the second half of 2015 as a cash dividend to shareholders of NIS 776 million (approximately NIS 0.28 per share). The semi - annual dividend, which is subject to Bezeq’s shareholder approval, would be payable on May 30 , 2016 . The ex - dividend date is May 17 , 2016 .  Dividend yield (%)  1,600 1,060 1,514 1,941 3,733 2,155 2,071 1,830 2,069 1,777 776 1,800 1,000 1,000 1,000 10.50% 16.10% 9.10% 9.80% 14.90% 13.40% 21.90% 19.40% 12.30% 9.30% 3.40% 0.00% 5.00% 10.00% 15.00% 20.00% 25.00% 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 1H 2016 Dividend Yield Dividend Bezeq Group Dividends by Year (NIS MM) Special Dividend Dividend Dividend Yield

14 IGLD’s Cash Position IGLD’s Unconsolidated Balance Sheet Data* NIS millions Unaudited Short term liabilities 140 Long term liabilities 793 Total liabilities 933 Cash and cash equivalents** 169 Total net debt 764 * Does not include the balance sheet of BCOM ** On June 29, 2016 ,IGLD expects to receive NIS 230 million dividend from BCOM As of Mrach 31, 2016

15 IGLD’s Solo Balance Sheet December 31, 2015 March 31, 2016 Statements of Financial Position Audited Unaudited Assets Cash and cash equivalents 38 5 Investments including derivatives 239 164 Total current assets 277 169 Deferred tax asset 11 - Investments in investee 698 1,128 Total non-current assets 709 1,128 Total assets 986 1,297 Liabilities Short-term debentures 130 130 Other payables 24 10 Total current liabilities 154 140 Debentures 925 793 Total non-current liabilities 925 793 Total liabilities 1,079 933 Shareholders equity (equity deficit) (93) 364 Total liabilities and equity 986 1,297

16 IGLD During Last 15 Months IGLD During The Last 15 Months December 31,2014 March 31, 2016 IGLD's share in Bcom's Market cap (NIS Billions) 1.40 1.98 IGLD's share in Bcom's NAV (NIS Billions) 2.21 2.46 Net Financial Debt (NIS Billions) (1) 0.82 0.76 NAV (NIS Billions) (2) 1.39 1.69 Debt Weighted Duration (In years) 3.50 3.17 LTV Based on BCOM's NAV (3) 37.1% 31.1% LTV Based on BCOM's Market Cap (4) 58.6% 38.7% Local rating of Series B/C Debentures BBB+ A- Series C Debentures YTM (5) 4.48% 1.40% Series D Debentures YTM (5) 6.58% 2.97% Total Liquidity (NIS Billions) 0.32 0.17 (1) Net financial debt reported at December 31, 2014 and March 31 2016. (2) NAV is calculated as IGLD's share in Bcom's NAV minus its Net Financial debt. (3) LTV is calculated as IGLD's Net Financial debt divided by its share in Bcom's NAV. (4) LTV is calculated as IGLD's Net Financial debt divided by its share in Bcom's Market cap. (5) YTM as of December 31,2014 and May 25, 2016.

 Midroog Raised the Rating of the Company’s Debentures from Baa 1 .il to A 3 .il On February 9 , 2016 , Midroog Ltd . , an Israeli rating company affiliated with Moody’s (“ Midroog ”) has raised the local rating of the Company’s Series C and D Debentures from Baa 1 . il to A 3 . il, with a stable outlook . The main considerations for the rating, as indicated by Midroog were : ▪ The rating reflects the anticipated improvement to the Company’s liquidity profile in light of projected dividends from B Communications, as reflected in the debt servicing ratios, which are expected to range between 0 . 8 to 2 . 4 in the short and medium term . ▪ The significant improvement in the Company’s financial leverage in light of the significant increase in the value of B Communications shares , which support the Company’s financial flexibility . Midroog also noted the anticipated improvement in the coverage ratios as a result of the sale by B Communications Ltd . of 4 . 2 % of the shares of Bezeq and the significant decrease in the net financial debt of B Communications . Midroog estimates that the expanded net debt to EBITDA coverage ratios are expected to range between 3 . 8 to 4 . 0 .

Projection of Future Debt Repayment (NIS millions)  • All amounts include future estimated interest payments • As of May 26 , 2016 9 143 137 131 16 32 85 82 184 175 112 25 175 222 213 184 175 112 - 50 100 150 200 250 2016 2017 2018 2019 2020 2021 2022 Series C Debentures Series D Debentures

The Bezeq Era Thank you